Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton announces acquisition at Callum

    CALGARY, March 16 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to announce that it has closed the acquisition of its partner's working interest in the Callum play in Southern Alberta, effective
March 1, 2006. Compton now has a 100% working interest in the Callum lands, wells, Callum gas plant, and related infrastructure.
    As previously announced, the Company completed a 100% working interest natural gas well at Callum, which was placed on continuous production in
December 2005. The first two weeks of initial production averaged approximately 1,525 boe per day from a single sand and the well is continuing to produce approximately 300 boe per day as at the end of February 2006. The
advances in the Company's understanding of this complex reservoir as a result of the completion was a major step forward in the development of the Callum play.
    A second well was drilled in December 2005 and it has also encountered multiple sands. The well has since been cased and Compton has begun completing the well with results expected to be released in late April 2006. A third well commenced drilling this week. In 2006, 10 wells are planned at Callum.
    The Callum property consists of a series of low permeability, overpressured, thrusted Upper Cretaceous sandstones across approximately
110 sections of land in the foothills of Southern Alberta. Based on Compton's initial detailed geological and engineering analysis of cores, well logs, and test and production data, Callum appears to exhibit many similarities to the deep unconventional gas pools of the Rocky Mountain region of the United
States, including the Jonah and Pinedale pools of the Greater Green River
Basin in Wyoming.

    Forward-Looking Statements

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) exploration, drilling, production, and completion matters and (ii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht,
VP Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone:
(403) 237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 19:59e 16-MAR-06